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                            April 20, 2022

       Jeffrey G. Ludwig
       Chief Executive Officer and President
       Midland States Bancorp, Inc.
       1201 Network Centre Drive
       Effingham, IL 62401

                                                        Re: Midland States
Bancorp, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 19,
2022
                                                            File No. 333-264370

       Dear Mr. Ludwig:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance